UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-10320

CUSIP NUMBER 0000836937

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
UPD Holding Corp.
Full Name of Registrant

Former Name if Applicable
75 Pringle Way | 8th Floor, Suite 804
Address of Principle Executive Office (Street and Number)
Reno, NV 89502
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the 12 month period ended June 30, 2021 the Company commenced its initial operations in the substance abuse treatment industry. As part of the transition, the Company acquired Vital Behavioral Health in February 2021 as more fully discussed in the Amended Current Report on Form 8-K filed on May 4, 2021. As a result of this transition, the Company is unable to complete its Form 10-K filing obligations timely without unreasonable cost and effort.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark W. Conte | President	775	829-7999
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the period ended June 30, 2021, the Company commenced its planned substance abuse treatment operations including the acquisition of Vital Behavioral Health, Inc. As a result of the acquisition, the Company’s results of operations for the 12 months ended June 30, 2021 are materially different from the prior comparable periods, and the Company incurred substantial increases in its operating expenses primarily related to:

•	The Company entering into 2 lease agreements resulting in the recognition of rent and facilities expense in excess of $75,000;
•	Increased travel and related costs pertaining to due diligence for the Vital acquisition; and
•	Increased professional fees incurred in the acquisition and disposal of the Company’s previous business.

UPD Holding Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 27, 2021	By	/s/ Mark W. Conte | President